SNIPP INTERACTIVE INC.

Snipp Provides Corporate and Financial Update

April 3nd, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions is pleased to provide investors with an update on improvements in a number of important financial metrics that are expected to impact the rest of 2017. With the launch of Snipp’s ‘Loyalty in a Box’ solution in November of 2016 and Snipp’s Rebate Center offering in February of 2017, the company has now completed its portfolio of solutions that will enable the revenue mix to shift to a higher proportion of long-term contracts (which spread revenue over multiple quarters). With these solutions in place, the recurring segment of the business has finally begun to have a positive impact on the predictability of Snipp’s multi-layered revenue sources. To begin this new trend, Q4/2016 will mark the resumption of positive quarter over quarter revenue comparisons, with revenue expected to show an approximately 50% increase over Q4/2015. Audited totals will be reported in the next financial news release.

Snipp’s bookings backlog has grown substantially. On January 1st 2016 this metric stood at $0.7MM but by January 1st 2017 had increased to $4MM – a 471% improvement. The company for the first time in its history entered a new financial year with a significant number of signed contracts and long term recurring SAAS style revenue streams. Every long-term contract signed each quarter will add to this growing and increasingly predictable revenue stream. Snipp defines bookings backlog as future revenue to be recognized in future quarters from existing customer contracts. Bookings get translated into revenues based on IFRS principles and the bookings backlog reflects how revenues in future quarters are steadily being booked today.

“This recurring revenue gives us a head start on every quarter, but most importantly, represents very high margin business,” said Atul Sabharwal, CEO of Snipp. “Our gross margins grew from 55% in 2015 to approximately 66% in 2016. Our goal is to maintain margins in the 70%+ range as our new offerings gain traction.” Refer to Non-GAAP Measures, Margin, EBITDA definitions below.

Snipp has built a majority of its core product segments in the last 15 months, giving it a full product suite for the first time in its history. Two of the most recent launches, Loyalty (late 2016) and Rebates (2017), carry much higher recurring dollar values than the traditional promotions business. Accordingly, the Company believes that its financial metrics will continue to improve during 2017. As a roadmap for investors, Snipp would like to highlight the following metrics:

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Expense improvements have been steady over the last four quarters, with the EBITDA loss expected to show more than a 140% improvement over Q4/2015 when audited results are reported for 2016

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Cash flow breakeven is expected to be reached sometime during the second half of 2017

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Q1/2017 revenue are forecast to exceed the revenue for Q1/2016

“We have done the hard work of building industry-leading solutions and with a full suite of products in hand, management can now increase its attention on sales,” said Atul Sabharwal. “Getting to this point took thousands of hours of engineering and development and the Company is now in the best strategic position in its history. The purpose of this update is to give investors a snapshot of our improving business conditions at a time when our share price has been under tremendous pressure, due in large part to a persistent overhang and selling of shares issued pursuant to prior acquisitions. As previously reported, the last of these shares was released in December 2016. We view 2017 as the breakout year where investors will begin to see the tangible results of our efforts. We look forward to updating our shareholders on our continuing progress during our upcoming year-end earnings call and appreciate more than ever those of you who have supported Snipp during the development phase of our business.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin (“Margin”), and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations. Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Margin/Gross Margin

Snipp defines Margin/Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Margin/Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Management and Board Changes

Snipp announced the following board and management change(s) effective April 1, 2017:

David Hargreaves is stepping down from his role as Chief Client Officer. David has spent over two years with the company overseeing its growth as head of sales and marketing. We would like to thank David for his contribution and wish him luck in his new role.

David Hargreaves commented, “During the two years at Snipp, the company has established itself as a leading provider of promotions and loyalty solutions with growth of 2223% resulting in Deloitte’s 2016 Technology Fast 500™ award as one of the top 50 fastest growing companies in North America. I have been lucky to build and work with a talented team but am excited about my next venture and the opportunities it presents.”

Snipp also announces the resignation of Susan Doniz from its board of directors. Ms. Doniz is relocating from Canada to Australia to become the Group CIO of Qantas, Australia’s National airline. Susan’s relocation to take on group-wide responsibilities for the airlines technology and loyalty program made it difficult for her to fulfill her board duties at Snipp from across the globe.

Susan Doniz commented "Snipp has developed a very powerful platform to expand the benefits of loyalty programs to brands. The early adoption of the platform by many marquee consumer brands is a great indication of the potential value and role Snipp will play in the disruption and future growth of the loyalty industry. I am confident the company will continue to build on its innovative core and become a leading player in the coming years".

Update on Extension of Warrants

Snipp advises that the TSX Venture Exchange (“TSX-V”) has granted a one-year extension of the expiry date of the 6,188,688 warrants (“Vendor Warrants”) that were issued to the shareholders of Consumer Impulse, Inc., in connection with Snipp’s “qualifying transaction” in 2012, subject to obtaining disinterested shareholder approval at Snipp’s next annual general meeting. Further, the Vendor Warrants are not exercisable until such time as the disinterested shareholder approval is obtained.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, including but not limited to an expected increase in revenues, overall performance of the Company and the Company reaching profitability, and are each subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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